Exhibit 99.14

CRAIG P.R. JOFFE
c/o 9560 Montgomery Road
Cincinnati, OH 45242

December 22, 2008

VIA FACSIMILE AND FEDERAL EXPRESS

LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236
Attn: Corporate Secretary

Dear Sir:

Craig P.R. Joffe ("Mr. Joffe") is the beneficial owner of 865,468 shares of common stock, $0.001 par value per share (the "Common Stock"), of LCA-Vision Inc., a Delaware corporation (the "Company"), as of the close of business on December 18, 2008. Attached hereto as Exhibit A please find documentary evidence of Mr. Joffe's beneficial ownership of 865,329 shares of Common Stock. Such documentary evidence is a true and correct copy of what it purports to be.

As a stockholder of the Company, Mr. Joffe hereby demands, pursuant to Section 220 of the Delaware General Corporation Law, during the usual hours for business, to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

(a) A complete record or list of the holders of the Common Stock, certified by its transfer agent(s) and/or registrar(s), showing the name, address and number of shares registered in the name of each such holder, as of the date hereof (the "Determination Date");

(b) A magnetic computer tape list or other electronic medium of the holders of the Common Stock as of the Determination Date, showing the name, address and number of shares registered in the name of each such holder; such computer processing data as is necessary for Mr. Joffe to make use of such magnetic computer tape; and a hard copy printout of such magnetic computer tape for verification purposes;

(c) A stop list or stop lists relating to shares of Common Stock of the Company and any additions or deletions thereto. Any daily transfer sheets after the Determination Date;

(d) All information in the Company's, its transfer agent's or its proxy solicitor's or any of their agents', possession or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number, identity of, and shares held by the actual beneficial owners of the Common Stock as of the Determination Date, including an alphabetical breakdown of any holdings in the respective names of Cede & Co. and other similar depositories or nominees as well as any material request list provided by Broadridge Financial Solutions, Inc. ("Broadridge") and any omnibus proxies issued by such entities;

(e) All information in or which comes into the Company's or its proxy solicitor's or any of their agents', possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Common Stock in the format of a magnetic computer tape, cartridge file or other electronic medium of such owners showing the name, address and number of shares registered in the name of each such owner; such computer processing data as is necessary for Mr. Joffe to make use of such magnetic computer tape or cartridge; and a hard copy printout of such magnetic computer tape or cartridge for verification purposes (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from Broadridge);

(f) All "respondent bank" lists and omnibus proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

(g) A list of stockholders of the Company who are participants in any Company employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing, dividend reinvestment or any similar plan in which voting of Common Stock under the plan is controlled, directly or indirectly, individually or collectively, by such plan's participants, showing (i) the name and address of each such participant, (ii) the number of shares of Common Stock attributable to each such participant in any such plan, and (iii) the method by which Mr. Joffe or his agents may communicate with each such participant, as well as the name, firm and phone number of the trustee or administrator of such plan, and a detailed explanation of the treatment not only of shares for which the trustee or administrator receives instructions from participants, but also shares for which either they do not receive instructions or shares which are outstanding in the plan but are unallocated to any participant; and

(h) A correct and complete copy of the bylaws of the Company.

Mr. Joffe demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (h) be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives.

Mr. Joffe will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

The purpose of this demand is to enable Mr. Joffe to communicate with the Company's stockholders in connection with a potential consent solicitation seeking to remove and replace the current members of the Board of Directors of the Company.

Mr. Joffe hereby designates and authorizes Steven Wolosky and Andrew Freedman of Olshan Grundman Frome Rosenzweig & Wolosky LLP and Arthur Crozier and Mike Brinn of Innisfree M&A Incorporated, and any other persons designated by them, acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that the materials identified above be made available to the designated parties no later than December 30, 2008. Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five business days of the date hereof. Accordingly, please advise Mr. Freedman, at (212) 4512250, as promptly as practicable within the requisite timeframe, when and where the items requested above will be made available to Mr. Joffe. If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Mr. Joffe immediately in writing, with a copy to Mr. Freedman, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Mr. Joffe will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. Mr. Joffe reserves the right to withdraw or modify this demand at any time.

Very truly yours,

/s/ Craig P.R. Joffe
Craig P.R. Joffe

State of Ohio	)
	)	ss:
County of Hamilton	)

Craig P.R. Joffe, being sworn, states: I executed the foregoing letter, and the information and facts stated therein, and the purpose of this demand for inspection are true and correct. Such inspection is reasonably related to my interest as a stockholder and is not desired for a purpose that is in the interest of a business or object other than the business of LCA-Vision Inc.

Very truly yours,

/s/ Craig P.R. Joffe
Craig P.R. Joffe

Subscribed and sworn to before me this 19th day of December, 2008.

Elisabeth C. Blaker (Barge)
Notary Public

My commission expires:	07/29/2012
Elisabeth C. Blaker Notary Public, State of Ohio My Commission Expires 07-29-2012

EXHIBIT A

UBS Financial Services Inc. 8044 Montgomery Road, Ste. 200W Cincinnati, OH 45236 Tel. 513-792-2100 Fax. 513-792-2150 Toll-free 800-543-2884 www. ubs. corn

December 19, 2008

Craig Joffe
8225 Indian Hill Road
Cincinnati OH 45243-3911

Craig:

As of today, December 19, 2008, you hold 865,329 shares of LCA Vision in your UBS account.

Regards,
Craig C. Callery
Investment Associate